SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 29, 2003

SCOTT'S LIQUID GOLD-INC.

(Exact name of Registrant as specified in its charter)

Colorado	001-13458	84-0920811
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO   80239

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number: (303) 373-4860

Total pages: 2

Item 5. Other Events.

Atchison Investments Ltd. has filed with the Securities and Exchange Commission and provided to Scott's Liquid Gold-Inc. (the "Company") a Schedule 13D concerning its ownership of more than 5% of the Company's common stock. According to this Schedule 13D, Gregory Butcher is the managing and controlling member of Atchison Investments Ltd. To the Company's knowledge, Mr. Butcher is also the principal owner and the controlling owner of Montagne Jeunesse, a trading division of Medical Express (U.K.) Ltd. The Company has a Sales Distribution Rights Agreement with Montagne Jeunesse under which the Company sells Montagne Jeunesse sachets and related products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on as its behalf by the undersigned hereunto duly authorized.

Scott's Liquid Gold-Inc.
(Registrant)

Date: September 29, 2003   By: /s/ Mark E. Goldstein
                                              Mark E. Goldstein
                                              President and Chief Executive
                                               Officer